SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Liberty Tax, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

53128T102
(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

With a copy to:

Russell Leaf, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099 (212) 728-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 27, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53128T102	13D	Page 2 of 6
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
6,073,467 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
6,073,467 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,073,467 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 24,294,897 shares of Common Stock outstanding, which is based on 16,211,564 shares of Common Stock actually outstanding and the approximately 8,083,322 shares of Common Stock issuable upon redemption of the New Holdco Units and shares of Preferred Stock.

CUSIP No. 53128T102	13D	Page 3 of 6
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
6,073,467 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
6,073,467 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,073,467 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 24,294,897 shares of Common Stock outstanding, which is based on 16,211,564 shares of Common Stock actually outstanding and the approximately 8,083,322 shares of Common Stock issuable upon redemption of the New Holdco Units and shares of Preferred Stock.

CUSIP No. 53128T102	13D	Page 4 of 6
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
2,912,628 shares
(8) SHARED VOTING POWER
6,073,467 shares
(9) SOLE DISPOSITIVE POWER
2,912,628 shares
(10) SHARED DISPOSITIVE POWER
6,073,467 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,986,095 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.99%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 24,294,897 shares of Common Stock outstanding, which is based on 16,211,564 shares of Common Stock actually outstanding and the approximately 8,083,322 shares of Common Stock issuable upon redemption of the New Holdco Units and shares of Preferred Stock.

Explanatory Note

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed on August 1, 2018 (as amended by Amendment No. 1 to the Schedule 13D filed on August 9, 2018, Amendment No. 2 to the Schedule 13D filed on May 6, 2019, Amendment No. 3 to Schedule 13D filed on May 17, 2019, Amendment No. 4 to the Schedule 13D filed on July 11, 2019, and Amendment No. 5 to the Schedule 13D filed on August 8, 2019, the “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On August 27, 2019, the Issuer entered into that certain Equity and Asset Purchase Agreement by and among Sears Hometown and Outlet Stores, Inc. (the “Seller”), Franchise Group Newco S, LLC, an indirect wholly owned subsidiary of the Issuer (the “Purchaser”) and, solely for purposes of Section 10.17 thereof, the Issuer (the “Purchase Agreement”), pursuant to which the Purchaser has agreed to acquire the Seller’s Sears Outlet segment and Buddy’s Home Furnishings Stores, as described in the Seller’s Annual Report on Form 10-K for the fiscal year ended February 2, 2019. In connection with the Purchase Agreement, Tributum, L.P. (“Tributum”), an investment vehicle managed by Vintage Capital, entered into an equity commitment letter with the Issuer pursuant to which, and subject to the terms and conditions set forth therein, among other things, Tributum committed to provide up to $40 million in financing through the purchase, directly or indirectly, of shares of Common Stock at a price of $12.00 per share (the “Equity Commitment Letter”), the proceeds of which would be contributed by the Issuer to the Purchaser.

The foregoing description of the Equity Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Equity Commitment Letter, a copy of which is attached as Exhibit 16, and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

All information included in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

16.	Equity Commitment Letter

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 27, 2019

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Name: Brian R. Kahn